UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MeadWestvaco Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-31215	31-1797999
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

501 South 5th Street, Richmond, Virginia	23219-0501
(Address or principal executive offices)	(Zip Code)

Wendell L. Willkie, II

804-444-1000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of MeadWestvaco Corporation (the “Company”) is provided as Exhibit 1.01 hereto and is publicly available at www.mwv.com. Information on such website does not constitute a part of this Form.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report required by Items 1.01 and 1.02 is provided as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MeadWestvaco Corporation
(Registrant)

/s/ Wendell L. Willkie
Name:	Wendell L. Willkie, II	Date: June 1, 2015
Title:	Senior Vice President, General Counsel and Corporate Secretary